

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2018

Christopher B. Ferguson
Chief Executive Officer
XSpand Products Lab, Inc.
4030 Skyron Drive, Suite F
Doylestown, PA 18902

> **Re:** **XSpand Products Lab, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 22, 2017**
> **CIK No. 0001717556**

Dear Mr. Ferguson:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments

General

1. Please include information required by Item 510 of Regulation S-K.

Offering Circular Cover Page

2. We note that your securities will not be listed on a registered national securities exchange upon qualification. As such, please remove the statement that "[t]he following would apply only if we are unable to obtain a listing on a national securities exchange and we seek for our Common Stock to trade on a platform of the OTC Markets." Please also revise the disclosure on page 49 accordingly. Refer to Rule 251(d)(2)(i)(C).

Risk Factors

We are dependent on a small number of key suppliers and customers, page 10

3. If material to an understanding of the company and its operations, please name the single supplier on whom you rely for key inventory components. Refer to Item 101(h)(4)(v) of Regulation S-K.

A significant portion of our business is conducted with customers and suppliers located outside of the United States, page 11

4. Please disclose your major international markets and describe specific risks you face in these international markets.

Use of Proceeds, page 17

5. We note your statement that you intend to use the proceeds from this offering to "fund acquisitions of small consumer brands and manufactures of consumer products, as described in this Offering Circular." Please advise us and revise your disclosure, if applicable, to state whether you have plans or agreements to acquire specific consumer brands or manufacturers. Please also revise to state more specifically the principal purposes for which the net proceeds are intended to be used and the amounts for each such purpose. If no such plans exist, please include a statement to that effect and disclose the principal reasons for the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015, page 24

6. Please revise to include a discussion of the nature of the "other income" in your statements of operations and the change in the amount from $41,619 in 2015 to $29,300 in 2016.

Business, page 29

7. Please revise to provide examples of the specific types of products you supply to the amusement park industry.

Management, page 34

8. Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions

Related Party Transactions, page 43

9. Please disclose the related party or related parties to whom the notes totaling $2,996,500 are payable.

Plan of Distribution, page 49

10. We note that the shares are being offered by your officers, directors and employees. To the extent they will be relying upon the safe harbor in Exchange Act Rule 3a4-1, please revise your disclosure accordingly. Please also revise to clarify how investors subscribe for shares, the terms of your escrow agreement and whether or not you will be utilizing your website or a platform to conduct the offering.

Financial Statements

December 31, 2016 Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Related Party Transactions, page F-14

11. You disclose on page F-15 that SRM and Fergco were acquired from entities with "similar ownership" and therefore you have accounted for the acquisitions as between entities under common control. Please tell us the ownership of all entities (Xspand, SRM, and Fergco) prior to and subsequent to the acquisitions. Your response should clearly explain the ownership and why common control accounting is appropriate.

September 30, 2017 Interim Financial Statements

Condensed Consolidated Statements of Operations, page F-19

12. We note from page F-20 that a recent dividend was significantly larger than your earnings for the nine months ended September 30, 2017. In this regard, as it appears that the distribution will be paid out of proceeds of the offering for an amount in excess of current year's earnings and retained earnings, you should present pro forma per share data to give effect to the additional number of shares whose proceeds would be necessary

to pay the excess distribution to the extent that the earning per share impact is material. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Refer to SAB Topic 1.B.3 and please confirm your understanding and revise your financial statements, as appropriate.

You may contact Heather Clark at (202) 551-3624 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Marc Adesso, Esq.
        Waller Lansden Dortch & Davis, LLP